

16021843

N

SEC Mail Processing Section
SEP 13 2016
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III



SEC FILE NUMBER
8-28032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (Date) AND ENDING June 30, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Capital Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 El Camino Real, Suite 230
(No. and Street)

San Diego	CA	92130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd.	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 SEP 13 PM 1:35
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jaindl Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title

PLEASE SEE ATTACHED NOTARIZED FORM

Notary Public

PLEASE SEE ATTACHED NOTARIZED FORM

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn (or affirmed) before me on this 9 Day of Sept, 20 16, by David J. Martin

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary's Signature



KEN M. KNARA
Notary Public - California
San Diego County
Commission # 2083185
My Comm. Expires Oct 21, 2018

Ken M. Knara - Notary
Commission Expires on October 21, 2018
Phone: 858-232-9703

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to person relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

DESCRIPTION OF ATTACHED DOCUMENT

Title of Type of Document: Oath
Document Date: 9-9-16 Number of Pages Including this One 2
Signer(s) Other Than Named Above:

RIGHT THUMPRINT OF SIGNER #1



RIGHT THUMPRINT OF SIGNER #2



Keystone Capital Corporation
Annual Statement of Financial Condition
Index
June 30, 2016

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Keystone Capital Corporation.

We have audited the accompanying statement of financial condition of Keystone Capital Corporation (the "Company") as of June 30, 2016.This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of June 30, 2016, in accordance with accounting principles generally accepted in the United States of America.



Abington, Pennsylvania
September 12, 2016

Keystone Capital Corporation
Statement of Financial Condition
June 30, 2016

Assets		
Cash	$	45,591
Receivable from brokers and clearing organizations		64,082
Other receivables		8,350
Prepaid expenses and other assets		19,379
Total Assets	$	137,402
Liabilities and Stockholder's Equity		
Liabilities:		
Commission payable	$	25,335
Accounts payable and accrued expenses		8,130
Total Liabilities		33,465
Stockholder's equity		
Common stock		1,050
Additional paid in capital		980,005
Accumulated deficit		(877,118)
		103,937
Total Liabilities and Stockholder's Equity	$	137,402

See accompanying notes Statement of Financial Condition

1. ORGANIZATION

Keystone Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC"). The Company is also a registered SEC investment advisor. The Company is a wholly owned subsidiary of Key Acquisition, LLC (the "Parent"). The Company was incorporated in 1982 in accordance with the laws of the State of California.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with other entities. The Company does not trade securities for its own account.

Based on the Company's financial plans for the next fiscal year, the Company would need to increase existing revenues lines, introduce new revenue lines, reduce discretionary expenses and/or receive significant capital contributions from its Parent to be able to pay its debts as they come due. There are no assurances that such events will occur. The Statement of Financial Condition is prepared on a going concern basis of accounting and, as such, does not include any adjustments that would be required if such events do not occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue Recognition
Revenues on consulting, trade routing and brokerage services are recognized in the period in which the related services are performed and that collectability is reasonable assured. Revenue from trade routing and brokerage services is on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable
Accounts receivable consists of revenues recognized but not yet collected. Management evaluates collectability of the balance and had concluded that no allowance is necessary as of June 30, 2016.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at June 30, 2016. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes
The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the Statement of Financial Condition but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of California are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2013.

3. RELATED PARTIES

As of June 30, 2016, the Company was party to an arrangement with the Parent whereby the Parent supplied office space to the Company. No amounts were due under this arrangement at June 30, 2016.

As of June 30, 2016, an affiliate directed trade routing business to the Company. These transactions were at arm's length. This amount is included in receivable from brokers and clearing organizations. As of June 30, 2016, the Company is owed $1,619 from the affiliate in connection with such services.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At June 30, 2016, the Company's Net Capital was $76,208 which was above the required Net Capital by $71,208. At June 30, 2016, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.44 to 1.

5. STOCKHOLDER'S EQUITY

As of June 30, 2016, 10,000 shares of common stock with a par value of $0.01 per share were authorized, and 1,050 shares were issued and outstanding.

6. INCOME TAXES

During the year ended June 30, 2016, the Company incurred a net loss. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductive. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the companies operating losses.

At June 30, 2016, the Company had approximately $767,000 in Federal and state net operating loss carry forwards ("NOLs") available to offset future taxable income. The Company's ability to utilize these NOLs is limited by Internal Revenues Code Section 382 (IRC 382) and related Treasury Regulations because of recent changes in ownership of the Company. The estimated NOLs will expire at various times through 2036. At June 30, 2016, the Company did not have any deferred tax assets since the Company believes that's it may not be able to utilize the NOLs.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions

7. COMMITMENTS AND CONTINGENCIES

The Company is party to a non-cancellable sub lease arrangement with the Parent for office space ending on March 31, 2017. The remaining future rental payments under this agreement are as follows:

2017	$	120,000
2018		40,000
	$	160,000

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of June 30, 2016 and thru the date of this report there were no such claims.

8. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

9. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.